UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

General Growth Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37002310

(CUSIP Number)

A.J. Agarwal

345 Park Avenue, 31st Floor

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,728,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,728,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,728,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (AIV) VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 185,228
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 185,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.F L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,752,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,752,612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,752,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,950,936
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,950,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,950,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,670,464
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,670,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,670,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,927
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone GGP Principal Transaction Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,649,905
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,649,905
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,649,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,937,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,937,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,937,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS BREP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,927
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS BREA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,937,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,937,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,937,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,091,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,091,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,091,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,091,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,091,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,091,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,091,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,091,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,091,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,091,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,091,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,091,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,091,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,091,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,091,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,091,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,091,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,091,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 37002310
1	NAMES OF REPORTING PERSONS John G. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,091,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,091,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 110 N. Wacker Drive, Chicago, IL 60606.

Item 2.	Identity and Background.

(a) – (b) This Schedule 13D is being filed by:

•

(i) Blackstone Real Estate Partners VI L.P., a Delaware limited partnership (“BREP VI”), (ii) Blackstone Real Estate Partners (AIV) VI L.P., a Delaware limited partnership, (iii) Blackstone Real Estate Partners VI.F L.P., a Delaware limited partnership, (iv) Blackstone Real Estate Partners VI.TE.1 L.P., a Delaware limited partnership, (v) Blackstone Real Estate Partners VI.TE.2 L.P., a Delaware limited partnership, (vi) Blackstone Real Estate Holdings VI L.P., a Delaware limited partnership, and (vii) Blackstone GGP Principal Transaction Partners L.P. a Delaware limited partnership (collectively, the “Blackstone Funds”), (viii) Blackstone Real Estate Associates VI L.P., a Delaware limited partnership, (ix) BREP VI Side-by-Side GP L.L.C., a Delaware limited liability company, (x) BREA VI L.L.C., a Delaware limited liability company, (xi) Blackstone Holdings III L.P., a Delaware limited partnership, (xii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xiii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xiv) The Blackstone Group L.P., a Delaware limited partnership, and (xv) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, with the Blackstone Funds, the “Blackstone Entities”); and

•	Stephen A. Schwarzman and John G. Schreiber, who are United States citizens.

The principal business address of each of the Blackstone Entities and Messrs. Schwarzman and Schreiber is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

(c) The principal business of the Blackstone Funds consists of making various real estate-related investments. The principal business of Blackstone Real Estate Associates VI L.P. is performing the functions of, and serving as, the general partner of each of the Blackstone Funds other than Blackstone Real Estate Holdings VI L.P. The principal business of BREA VI L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates VI L.P. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member of BREA VI L.L.C and performing the functions of, and serving as, the sole member of BREP VI Side-by-Side GP L.L.C., the general partner of Blackstone Real Estate Holdings VI L.P., and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the managing member of Blackstone Holdings III GP Management L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of Mr. Schreiber is serving as the President of Centaur Capital Partners, Inc. and as a partner of Blackstone Real Estate Advisors VI L.P.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 48,091,603 shares of Common Stock acquired by the Blackstone Funds was $480,916,030. No separate consideration was paid for the warrants to purchase 5,000,000 shares of Common Stock acquired by the Blackstone Funds as referenced in Item 5.

The Blackstone Funds’ payment of the aggregate purchase price was funded by capital contributions by the Blackstone Funds’ partners.

Item 4.	Purpose of Transaction.

The shares of Common Stock held by the Blackstone Funds were acquired as described in Item 6. The Blackstone Funds currently hold such shares for investment purposes, subject to the following.

The Reporting Persons intend to review on a continuing basis the Blackstone Funds’ investment in the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

John G. Schreiber serves on the board of directors of the Issuer and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items describe in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The following disclosure assumes that there are 961,401,297 shares of Common Stock of the Issuer outstanding as of November 9, 2010 which number is based on information set forth in Amendment No. 1 to the Registration Statement on Form S-11, filed with the Securities and Exchange Commission on November 17, 2010.

BREP VI holds 19,682,206 shares of Common Stock and warrants to purchase 2,046,325 shares of Common Stock, Blackstone Real Estate Partners (AIV) VI L.P. holds 167,784 shares of Common Stock and warrants to purchase 17,444 shares of Common Stock, Blackstone Real Estate Partners VI.F L.P. holds 8,834,142 shares of Common Stock and warrants to purchase 918,470 shares of Common Stock, Blackstone Real Estate Partners VI.TE.1 L.P. holds 5,390,496 shares of Common Stock and warrants to purchase 560,440 shares of

Common Stock, Blackstone Real Estate Partners VI.TE.2 L.P. holds 11,477,199 shares of Common Stock and warrants to purchase 1,193,265 shares of Common Stock, Blackstone Real Estate Holdings VI L.P. holds 139,431 shares of Common Stock and warrants to purchase 14,496 shares of Common Stock and Blackstone GGP Principal Transaction Partners L.P. holds 2,400,345 shares of Common Stock and warrants to purchase 249,560 shares of Common Stock. The warrants referenced above are currently exercisable and the applicable holder thereof may be deemed to beneficially own the shares of Common Stock issuable upon exercise of such warrants.

Blackstone Real Estate Associates VI L.P. is the general partner of each of the Blackstone Funds other than Blackstone Real Estate Holdings VI L.P., and BREP VI Side-by-Side GP L.L.C. is the general partner of Blackstone Real Estate Holdings VI L.P. BREA VI L.L.C. is the general partner of Blackstone Real Estate Associates VI L.P. Blackstone Holdings III L.P. is the managing member of BREA VI L.L.C and the sole member of BREP VI Side-by-Side GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the managing member of Blackstone Holdings III GP Management L.L.C. The Blackstone Group L.P. is controlled by its general partner, Blackstone Group Management L.L.C. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C. Each of such entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him. John G. Schreiber controls Centaur Partners IV, L.P., which is a member of BREA VI L.L.C. and a partner in Blackstone Real Estate Holdings VI L.P., and any disposition of shares of Common Stock held by the Blackstone Funds requires his approval. Accordingly, Mr. Schreiber may be deemed to share dispositive power over the shares of Common Stock held by the Blackstone Funds.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Item 6 of Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

On March 31, 2010, the former parent of the Issuer entered into investment agreements (the “Investment Agreements”) with REP Investments, LLC, an affiliate of Brookfield Asset Management, Inc. (“Brookfield”), The Fairholme Fund and Fairholme Focused Income Fund (collectively, “Fairholme”), and Pershing Square Capital Management, L.P. on behalf of Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd. and Pershing Square International V, Ltd. (collectively, “Pershing”, and together with Brookfield and Fairholme, the “Plan Sponsors”) pursuant to which the Plan Sponsors agreed, among other things, to purchase shares of Common Stock and warrants to purchase shares of Common Stock from the Issuer. Pursuant to purchase agreements dated as of August 2, 2010 (the “Purchase Agreements”) between each of the Plan Sponsors and BREP VI, the Plan Sponsors agreed to designate BREP VI and its permitted assigns to purchase an aggregate of 48,091,603 shares of the Common Stock the Plan Sponsors were entitled to purchase from the Issuer, and to receive an aggregate of 5,000,000 of the warrants that the Plan Sponsors were entitled to receive from the Issuer, under the Investment Agreements. As contemplated by the Purchase Agreements, the Blackstone Funds acquired such shares and warrants on November 9, 2010.

The terms and conditions of the warrants issued to the Blackstone Funds are contained in a Warrant Agreement between the Issuer and Mellon Investor Services LLC, as Warrant Agent, dated as of November 9, 2010. The warrants are immediately exercisable.

In connection with the transactions contemplated by the Purchase Agreements, the Blackstone Funds entered into a letter agreement dated November 9, 2010 (the “Letter Agreement”) with the Issuer whereby the Blackstone Funds agreed to certain transfer restrictions with respect to the shares of Common Stock purchased by the Blackstone Funds (including shares of Common Stock issuable upon exercise of the warrants held by the Blackstone Funds). Pursuant to the Letter Agreement, each Blackstone Fund entered into a lock-up agreement dated November 9, 2010 in connection with an equity offering by the Issuer.

In connection with the transactions contemplated by the Purchase Agreements, the Issuer entered into a registration rights agreement with the Blackstone Funds and other stockholders of the Issuer, whereby the Issuer, among other things, granted piggyback registration rights to the Blackstone Funds.

The descriptions of the Purchase Agreements, the Warrant Agreement, the Letter Agreement, the lock-up agreements and the registration rights agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated November 18, 2010 among the Reporting Persons (filed herewith).

2.	Purchase Agreement dated as of August 2, 2010, between Pershing and BREP VI (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed by Pershing Square Capital Management, L.P. on August 4, 2010).

3.	Purchase Agreement dated as of August 2, 2010, between Brookfield and BREP VI (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed by Pershing Square Capital Management, L.P. on August 4, 2010).

4.	Purchase Agreement dated as of August 2, 2010, between Fairholme and BREP VI (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed by Pershing Square Capital Management, L.P. on August 4, 2010).

5.	Warrant Agreement, dated as of November 9, 2010, between the Issuer and Mellon Investor Services LLC, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on November 12, 2010).

6.	Agreement dated November 9, 2010 among the Issuer, The Howard Hughes Corporation and the Blackstone Funds (filed herewith).

7.	Registration Rights Agreement, dated as of November 9, 2010, among the Issuer, the Blackstone Funds and other stockholders of the Issuer (incorporated by reference to Exhibit 10.9 to the Form 8-K filed by the Issuer on November 12, 2010).

8.	Lock-Up Agreement dated November 9, 2010 by BREP VI (filed herewith).

9.	Lock-Up Agreement dated November 9, 2010 by Blackstone Real Estate Partners (AIV) VI L.P. (filed herewith).

10.	Lock-Up Agreement dated November 9, 2010 by Blackstone Real Estate Partners VI.F L.P. (filed herewith).

11.	Lock-Up Agreement dated November 9, 2010 by Blackstone Real Estate Partners VI.TE.1 L.P. (filed herewith).

12.	Lock-Up Agreement dated November 9, 2010 by Blackstone Real Estate Partners VI.TE.2 L.P. (filed herewith).

13.	Lock-Up Agreement dated November 9, 2010 by Blackstone Real Estate Holdings VI L.P. (filed herewith).

14.	Lock-Up Agreement dated November 9, 2010 by Blackstone GGP Principal Transaction Partners L.P. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2010

BLACKSTONE REAL ESTATE PARTNERS VI L.P.

By:	Blackstone Real Estate Associates VI L.P., its General Partner
By:	BREA VI L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE REAL ESTATE PARTNERS (AIV) VI L.P.

By:	Blackstone Real Estate Associates VI L.P., its General Partner
By:	BREA VI L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE REAL ESTATE PARTNERS VI.F L.P.

By:	Blackstone Real Estate Associates VI L.P., its General Partner
By:	BREA VI L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE REAL ESTATE PARTNERS VI.TE.1 L.P.

By:	Blackstone Real Estate Associates VI L.P., its General Partner
By:	BREA VI L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE REAL ESTATE PARTNERS VI.TE.2 L.P.

By:	Blackstone Real Estate Associates VI L.P., its General Partner
By:	BREA VI L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE REAL ESTATE HOLDINGS VI L.P.

By:	BREP VI Side-by-Side GP L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE GGP PRINCIPAL TRANSACTION PARTNERS L.P.

By:	Blackstone Real Estate Associates VI L.P., its General Partner
By:	BREA VI L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE REAL ESTATE ASSOCIATES VI L.P.

By:	BREA VI L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BREP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BREA VI L.L.C.

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its General Partner
By:	Blackstone Holdings III GP Management L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ ROBERT L. FRIEDMAN
Name: Title:	Robert L. Friedman Authorized Person

/S/ STEPHEN A. SCHWARZMAN
STEPHEN A. SCHWARZMAN

/s/ JOHN G. SCHREIBER
JOHN G. SCHREIBER